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                              October 20, 2020

       Richard Van Doren
       Chief Financial Officer
       Jiya Acquisition Corp.
       628 Middlefield Road
       Palo Alto, CA 94301

                                                        Re: Jiya Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
24, 2020
                                                            CIK No. 0001824119

       Dear Mr. Van Doren:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 24, 2020

       Risk Factors
       Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 66

   1. If the warrant agreement will include a similar provision, please revise your disclosure to add a discussion of
that provision.
       Management
       Officers and Directors, page 107

   2. Please revise your disclosure to more specifically describe your officers' and directors'
                                                        employment during the
past five years. Please refer to Item 401(e) of Regulation S-K.
 Richard Van Doren
Jiya Acquisition Corp.
October 20, 2020
Page 2
Principal Stockholders, page 115

3. Please expand the disclosure in footnote (3) to identify the managers of Jiya Holding
      Company LLC and indicate whether they have voting and investment discretion with respect to the shares.
        You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameRichard Van Doren
                                                           Division of
Corporation Finance
Comapany NameJiya Acquisition Corp.
                                                           Office of
Manufacturing
October 20, 2020 Page 2
cc:       Derek Dostal
FirstName LastName